Exhibit 99.1

Ellomay Capital Announces Acquisition of a Biogas Facility in the Netherlands

The acquisition is expected to double Elllomay’s processing capacity in the Netherlands, strengthening its position in this market

Tel-Aviv, Israel, December 1, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announces that it acquired all issued and outstanding shares of Groen Gas Gelderland B.V. (“GG Gelderland”) through its wholly-owned subsidiary, Ellomay Luxembourg Holdings S.à.r.l. Ellomay paid €1.568 million for the shares and the repayment of shareholder loans. The previous owners are entitled to receive an additional amount from the Dutch Government for subsidy payments. This amount is estimated at €0.493 million, but will be determined and paid before June 2021. Ellomay has no liability to compensate the previous owners if the Dutch government pays less than the estimated amount.

GG Gelderland owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year. Ellomay intends to increase the permit to allow the production to reach the plant’s production capacity. GG Gelderland has been a distressed asset since the time it started operations approximately four years ago. The Company purchased the plant to complement Ellomay’s biogas operations in the Netherlands. The plant is expected to double the Company’s processing capacity in the Netherlands (from approximately 70K tons per annum to approximately 140K tons per annum based on the currently permitted capacity of GG Gelderland) and therefore also improve Ellomay’s purchase bargaining position. Ellomay’s local Dutch team and its technical advisors from Fichtner, detected the main keys to improve the plant’s operations: professional management, improvement of the biology and purchase management and strategic investments of approximately €1 million in the plant that should reduce costs associated with the digestate removal, equipment rentals and maintenance costs.

An important aspect of the recovery plan is related to changes in the financial structure of GG Gelderland, which was mainly financed by mezzanine loans bearing high interest rates. As part of the transaction, Ellomay reached an agreement with the lenders of the mezzanine loans to allow an early repayment of the outstanding subordinated debt (approximately €5.7 million) as part of the closing of the acquisition – thus significantly reducing the finance expenses and the leverage ratio to approximately 30-40%. In parallel, Ellomay reached an understanding with the senior lender of the project, which is also the senior lender in the Company’s other projects in the Netherlands, to reduce the interest rates of the existing senior loans, which were in line with the distressed status of the project, to similar levels to those of Ellomay’s other biogas projects. If the expected improvements in the project’s financial results due to the recovery plan occur, Ellomay expects that it will increase the leverage through senior lending up to 60% - similarly to the gearing ratio of its other Dutch biogas projects.

Subject to certain conditions, including the availability and price of the feedstock required to operate the facility, and following the implementation of the recovery plan (which is expected to be implemented immediately after closing and completed by the end of 2021), the Company currently expects that the GG Gelderland facility will yield average annual revenues of approximately €6.4 million, average annual net income of approximately €1.2 million and average annual EBIDTA of approximately €2.3 million over the next ten years (not taking into account the potential increase in capacity from 7.5 Nm3 million to 9.5 million Nm3 per year), compared to annual revenues of approximately €6 million, annual net loss of approximately €1.2 million and annual EBITDA of approximately €0.45 million in 2019.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last page of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 3 million Nm3 per year, in Goor, the Netherlands and 3.8 million Nm3 per year, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. The projections included in the presentation are based on the current government tariff and/or commercial agreements relating to each project and on the current licenses and permits of each project. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, delays in implementation of the recovery plan of the project, including the increase in senior leverage,  and additional unexpected costs, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Reconciliation of Profit (Loss) to EBITDA

	2019	Expected 10-Year Average
	Unaudited; in € millions
Net profit for the period	(1.15)	1.2
Financing expenses, net	0.7	0.3
Taxes on income	-	0.2
Depreciation	0.9	0.6
EBITDA	0.45	2.3

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com